

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

G. Reed Petersen
President
Victoria Lake, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Victoria Lake, Inc.**
> **Amended Registration Statement on Form 10-12G**
> **Filed on September 3, 2021**
> **File No. 000-56316**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Form 10-12G filed September 3, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1. We note that the preferred stock voted with the common stock and has 100 votes per share. Please revise to clearly reflect the voting control held by the preferred stockholders. Lastly, please provide the information required by Item 403 of Regulation S-K for common stock.

Item 5. Directors and Executive Officers, page 23

2. We partially reissue comment 2. Please describe the business experience during the past five years of Mr. G. Reed Petersen, as required by Item 401(e) of Regulation S-K, including prior and current involvement with blank check companies. For example, we note Mr. Peterson is involved with Entertainment Holdings, Inc. Please disclose his prior performance history with such companies, including:
   • The company's name;

- His relationship with the company;
- Whether the company has engaged in a business combination;
- Whether the company registered any offerings under the Securities Act; and
- Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, <u>the nature and dollar amount of any consideration received, the amount of any retained equity interest</u>, and the identity of any successor entity.

Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item 401(e). Please clearly identify Mr. Petersen as a promoter. See Item 401(g).

3.   We reissue comment 3. We note the risk factor on page 9 and the general disclosure on page 23 about conflicts of interest. Please provide disclosure of the <u>specific</u> conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.

<u>Item 10. Recent Sales of Unregistered Securities, page 26</u>

4.   We reissue comment 4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon. In addition, we note that Mr. Petersen became the sole officer and director in May 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. Please clarify when and how the G. Reed Peterson Revocable Trust and Jeff Holmes acquired the Series L Preferred Shares that were cancelled in this transaction. It appears that the reorganization and the resulting change in the nature of the shareholders' investment may constitute a "sale" under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website at https://www.sec.gov/corpfin/securities-act-sections. Please provide your analysis with specific facts regarding the reorganization and the number and type of Lake Victoria Mining Company, Inc.'s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Jacob Heskett